Invesco High Income Trust II

1555 Peachtree Street, N.E.

Atlanta, Georgia 30309

August 14, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Invesco High Income Trust II – Request for Withdrawal of

Registration Statement on Form N-2 (File No. 811-05769)

Ladies and Gentlemen:

Invesco High Income Trust II (the “Fund”) hereby requests the withdrawal of its registration statement on Form N-2 (File No. 811-05769), together with all exhibits filed therewith, filed on July 20, 2015 (Accession No. 0001193125-15-257042) (the “Registration Statement”).

Although the cover page of the Registration Statement indicated that it was to be filed under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), the Registration Statement was inadvertently filed under the 1940 Act only. The Fund intends to promptly re-file the Registration Statement under the Securities Act and the 1940 Act.

The Registration Statement was not declared effective and no securities have been issued or sold in connection with the Registration Statement.

Sincerely,

INVESCO HIGH INCOME TRUST II

By:	/s/ Veronica Castillo
Veronica Castillo
Counsel